Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-216082
April 27, 2017

PepsiCo, Inc.
Floating Rate Notes due 2019

Floating Rate Notes due 2022
1.550% Senior Notes due 2019

2.250% Senior Notes due 2022
4.000% Senior Notes due 2047

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A+ (Stable Outlook / Stable Outlook)

Trade Date:	April 27, 2017

Settlement Date (T+3):	May 2, 2017

Title of Securities:	Floating Rate Notes due 2019	Floating Rate Notes due 2022	1.550% Senior Notes due 2019	2.250% Senior Notes due 2022	4.000% Senior Notes due 2047

Aggregate Principal Amount Offered:	$350,000,000	$400,000,000	$750,000,000	$750,000,000	$750,000,000

Maturity Date:	May 2, 2019	May 2, 2022	May 2, 2019	May 2, 2022	May 2, 2047

Interest Payment Dates:	Quarterly on each February 2, May 2, August 2 and November 2, commencing on August 2, 2017	Quarterly on each February 2, May 2, August 2 and November 2, commencing on August 2, 2017	Semi-annually on each May 2 and November 2, commencing on November 2, 2017	Semi-annually on each May 2 and November 2, commencing on November 2, 2017	Semi-annually on each May 2 and November 2, commencing on November 2, 2017

Spread to LIBOR:	+4 basis points	+36.5 basis points	—	—	—

Designated LIBOR Page:	Reuters Page LIBOR01	Reuters Page LIBOR01	—	—	—

Index Maturity:	3 Months	3 Months	—	—	—

Interest Reset Dates:	February 2, May 2, August 2 and November 2	February 2, May 2, August 2 and November 2	—	—	—

Initial Interest Rate:	3 month LIBOR plus 4 basis points, determined on the second London banking day prior to May 2, 2017	3 month LIBOR plus 36.5 basis points, determined on the second London banking day prior to May 2, 2017	—	—	—

Benchmark Treasury:	—	—	1.250% due March 31, 2019	1.875% due March 31, 2022	2.875% due November 15, 2046

Benchmark Treasury Yield:	—	—	1.238%	1.813%	2.975%

Spread to Treasury:	—	—	+35 basis points	+48 basis points	+105 basis points

Re-offer Yield:	—	—	1.588%	2.293%	4.025%

Coupon:	—	—	1.550%	2.250%	4.000%

Price to Public:	100.000%	100.000%	99.925%	99.798%	99.567%

Optional Redemption:	—	—	Make-whole call at Treasury rate plus 7.5 basis points	Prior to April 2, 2022, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after April 2, 2022	Prior to November 2, 2046, make-whole call at Treasury rate plus 20 basis points; par call at any time on or after November 2, 2046

Net Proceeds to PepsiCo (Before Expenses):	$349,475,000	$398,600,000	$748,312,500	$745,860,000	$740,190,000

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count Fraction:	Actual/360	Actual/360	30/360	30/360	30/360

CUSIP / ISIN:	713448 DS4 / US713448DS45	713448 DU9 / US713448DU90	713448 DR6 / US713448DR61	713448 DT2 / US713448DT28	713448 DV7 / US713448DV73

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

BBVA Securities Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
ANZ Securities, Inc.
Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
PNC Capital Markets LLC
SG Americas Securities, LLC
Academy Securities, Inc.
Samuel A. Ramirez & Company, Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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